As filed with the Securities and Exchange Commission on July 13, 2011

Registration No. 333-174747

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

AMENDMENT NO. 2 TO
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VENTRUS BIOSCIENCES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	20-8729264
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I. R. S. Employer Identification No.)

99 Hudson Street, 5th Floor
New York, New York 10013
(646) 706-5208

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Russell H. Ellison, M.D., M.Sc.
Chief Executive Officer
Ventrus Biosciences, Inc.
99 Hudson Street, 5th Floor
New York, New York 10013
(646) 706-5208

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alexander M. Donaldson, Esq. W. David Mannheim, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 Telephone: (919) 781-4000 Facsimile: (919) 781-4865	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 Telephone: (617) 951-7000 Facsimile: (617) 951-7050

Approximate date of commencement of proposed sale to the public: As promptly as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, per value $0.001 per share(2)(3)	$51,094,500	$5,932.07	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover the additional securities of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.
(3)	Includes shares of common stock that may be issued pursuant to the exercise of a 30-day option granted by the registrant to the underwriters to cover over-allotments, if any.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-174747) is being filed for the purpose of recalculating the filing fee under Rule 457(o) rather than Rule 457(c). No changes or additions are being made to the prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 and 17 of the Registration Statement. Accordingly, the prospectus has been omitted from this filing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the securities being registered, other than fees payable to the placement agent. All amounts are estimates.

Filing fees	$6,000
Printing and shipping expenses	$65,000
Legal fees and expenses	$135,000
Accounting fees and expenses	$60,000
Miscellaneous	$134,000
Total	$400,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they will have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to the DGCL, our Amended and Restated Certificate of Incorporation provides that no director will be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to our company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. Our amended and restated bylaws provide that we will generally indemnify our directors, officers, employees or agents to the fullest extent permitted by the law against all losses, claims, damages or similar events. We have obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of our company.

Item 15. Recent Sales of Unregistered Securities.

All of the financings discussed below were private placements conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

2007 Convertible Note Financing

From December 2007 through March 2008 we raised $5,305,000 through the sale of convertible promissory notes to approximately 28 accredited investors. The notes accrue annual interest at 8% during the term (one year from the date of the initial closing); 10% during the extended term (one additional year); and 12% upon the occurrence of an Event of Default (as defined in the note). Two previously existing notes in favor of Paramount BioSciences, LLC and trusts established for the benefit of family members of Dr. Lindsay A. Rosenwald, a significant stockholder, in the aggregate amount of $2,912,196 were converted into notes in this financing. These notes converted to an aggregate of 556,344 shares of our common stock upon the closing of our initial public offering on December 22, 2010. In connection with this financing, we issued Paramount BioCapital, Inc., the placement agent, a warrant outstanding to purchase 42,782 shares of our common stock with an exercise price of $12.40 per share. This warrant has a net exercise provision under which the holder in lieu of payment of the exercise price in cash can surrender the warrant and receive a net number of shares of common preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, this warrant will expire on December 21, 2014.

2008 Common Stock and Warrant Financing

Between June 2008 and September 2008, we raised $1,146,024 through the sale of common stock and warrants to approximately 42 accredited investors. The offering price per share of common stock was $4.87. We also issued these investors warrants to purchase an aggregate of 9,948 shares of our common stock. The warrant exercise price is $66.46 per share. The warrants expire between June and September 2015. We agreed with Dr. Rosenwald and Lester Lipschutz, as trustee of the Rosenwald Family Trusts, to convert previously existing notes into shares of common stock upon our acceptance of subscriptions in the minimum amount. Stock certificates were issued to Paramount BioSciences, LLC in the amount of 286,791 shares and The Lindsay Rosenwald 2000 Family Trusts Dated December 15, 2000 in the amount of 6,733 shares.

Promissory Notes Issued to Paramount Biosciences, LLC and Capretti Grandi, LLC

We issued a promissory note to Paramount Biosciences, LLC in July 2008, which at December 22, 2010, had an aggregate principal amount of $811,153. We issued a promissory note to Capretti Grandi, LLC in April 2009 in the aggregate principal amount of $190,000. The terms of these two notes were identical other than the maturity dates. The notes converted into an aggregate of 269,449 shares of our common stock on December 22, 2010 upon the closing of our initial public offering.

Paramount Credit Partners, LLC — Note and Warrant Purchase Agreements

In January 2009, we entered into a Note and Warrant Purchase Agreement with Paramount Credit Partners, LLC for the sale of a $1,100,000 senior promissory note and warrant. In March 2009 and twice in June 2009 we issued 10% Senior Promissory Notes and Warrants to Paramount Credit Partners, LLC in the amounts of $100,000, $250,000 and $123,000, respectively, under the same terms. The interest rate on the Note is 10% and is due and payable on the earliest of (i) December 31, 2013; and (ii) the consummation by us of a transaction, subsequent to our initial public offering, where we receive at least $15 million in aggregate gross proceeds. The warrant entitles Paramount Credit Partners to purchase 104,867 shares of our common stock.

Shares Issued to Licensor

On December 18, 2009, we issued 13,605 shares of our common stock to S.L.A. Pharma AG, the licensor of certain of our drug candidates, as consideration for amending the license agreement.

2010 Convertible Promissory Note and Warrant Financing

In February, March, April and May 2010, we issued 8% senior convertible notes in connection with a private placement in the aggregate principal amount of $3,425,000. Upon the closing of our initial public offering on December 22, 2010, these Notes plus all accrued but unpaid interest thereon converted automatically into an aggregate of 865,490 shares of our common stock. The noteholders also were issued warrants to purchase an aggregate of 285,417 shares of our common stock at a per share exercise price of $6.60 subject to adjustment. Each of these warrants will expire and no longer be exercisable after February 26, 2015.

On February 26, 2010, a note similar to those discussed above in the aggregate principal amount of $2,192,433 and related warrant were issued to Paramount BioSciences for the cancellation of a portion of the debt outstanding under the 8% promissory note issued to Paramount BioSciences on July 23, 2008, which is not included in the $3,425,000 of aggregate principal amount of notes issued in the 2010 senior convertible note private placement. Upon the closing of our initial public offering on December 22, 2010, this note automatically converted into 556,344 shares of our common stock and the warrant is for 182,702 shares of our common stock with a per share exercise price of $6.60.

Item 16. Exhibits

(a) Exhibits.  The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement dated December 22, 2010.(1)
1.2**	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation dated November 11, 2010.(2)
3.2	Amended and Restated Bylaws dated July 12, 2010.(5)
4.1	Specimen of Common Stock Certificate.(3)
4.2	Form of Convertible Promissory Note issued to investors between December 2007 and March 2008, as amended in December 14, 2009.(5)
4.3	Form of Warrant issued to investors between June and September 2008.(5)
4.4	Form of Convertible Promissory Note issued to Paramount BioSciences, LLC and Capretti Grandi, LLC in 2008 and 2009, as amended on December 21, 2009.(4)
4.5	Warrants issued to Paramount Credit Partners, LLC on January 23, March 25, June 1 and June 24, 2009.(4)
4.6	Form of Convertible Promissory Note issued to investors and Paramount BioCapital, Inc. in February, March and April 2010.(5)
4.7	Form of Convertible Promissory Note issued to investors in May 2010.(4)
4.8	Form of Warrant issued to investors in February and March, 2010.(4)
4.9	Form of Warrant issued to investors in May 2010.(4)
4.10	Form of Placement Agent Warrant issued to Paramount BioCapital, Inc. on March 11, 2008.(5)
4.11	Placement Agent Warrants issued to National Securities Corporation on February 26, March 31 and May 6, 2010, as amended October 28, 2010 and November 30, 2010.(1)
4.12	Warrant issued to S.L.A. Pharm AG on August 30, 2010.(4)
4.13	Form of underwriters warrant dated December 22, 2010.(1)
5.1**	Opinion of Wyrick Robbins Yates & Ponton LLP as to the legality of the securities being registered.
10.1*	Exclusive License Agreement dated March 23, 2007 by and between S.L.A. Pharma AG, and Paramount Biosciences, LLC, as amended on July 24, 2008, November 20, 2008, June 1, 2009, December 18, 2009 and June 24, 2010 and letter agreements dated October 27, 2008, November 20, 2008 and January 22, 2009.(2)
10.2	Assignment and Assumption Agreement dated August 2, 2007, by and between Paramount Biosciences LLC and Ventrus Biosciences, Inc.(5)
10.3*	License Agreement dated March 10, 2008 by and between Sam Amer & Co., Inc. and Ventrus Biosciences, Inc., as amended on July 31, 2008, September 29, 2008, November 17, 2008, and letter agreements dated March 13, 2009, August 18, 2009, May 13, 2009 and December 15, 2009.(5)
10.4	Amended and Restated Consulting Agreement dated July 19, 2010 between Russell H. Ellison and Ventrus Biosciences, Inc.(5)
10.5	Amended and Restated Employment Agreement dated July 19, 2010 between Russell H. Ellison and Ventrus Biosciences, Inc.(5)
10.6	Amended and Restated Consulting Agreement dated July 19, 2010 between David J. Barrett and Ventrus Biosciences, Inc.(5)
10.7	2007 Stock Incentive Plan.(5)

Exhibit No.	Description
10.8	Consulting Agreement dated March 1, 2009 between John Dietrich and Ventrus Biosciences, Inc.(4)
10.9	Consulting Agreement dated May 11, 2010 between Timothy Hofer and Ventrus Biosciences, Inc.(4)
10.10	Amendment No. 6, dated August 30, 2010, to Exclusive License Agreement between S.L.A. Pharma AG and Paramount BioSciences, LLC (assigned to Ventrus Biosciences).(4)
10.11	Senior promissory notes issued by Ventrus Biosciences, Inc. to Paramount Credit Partners, LLC on January 23, March 25, June 1 and June 24, 2010 and Waiver Agreement and Amendment dated as of August 30, 2010.(3)
10.12	Employment Agreement dated November 11, 2010 between David J. Barrett and Ventrus Biosciences, Inc.(2)
10.14	2010 Equity Incentive Plan.(4)
10.15**	Asset Purchase Agreement dated June 5, 2011 between Ventrus Biosciences, Inc. and Sam Amer & Co., Inc.
10.16**	Amendment No. 7, dated June 6, 2011, to Exclusive License Agreement between S.L.A. Pharma AG and Paramount BioSciences, LLC (assigned to Ventrus Biosciences).
23.1**	Consent of EisnerAmper LLP Independent Registered Public Accounting Firm.
23.2**	Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit 5.1).

*	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.
**	Previously filed
(1)	Incorporated by reference to the exhibit filed in the Registrant’s Amendment No. 4 to Registration Statement on Form S-1 filed on December 6, 2010.
(2)	Incorporated by reference to the exhibit filed in the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 filed on November 16, 2010.
(3)	Incorporated by reference to the exhibit filed in the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed on October 29, 2010.
(4)	Incorporated by reference to the exhibit filed in the Registrant’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 4, 2010.
(5)	Incorporated by reference to the exhibit filed in the Registrant’s Registration Statement on Form S-1 filed on July 20, 2010.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on July 13, 2011.

VENTRUS BIOSCIENCES, INC.
Date: July 13, 2011	By: /s/ Russell H. Ellison Name: Russell H. Ellison Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Russell H. Ellison Russell H. Ellison	Chief Executive Officer (Principal Executive Officer) and Director	July 13, 2011
/s/ David J. Barrett David J. Barrett	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2011
/s/ Mark Auerbach* Mark Auerbach	Director	July 13, 2011
/s/ Joseph Felder* Joseph Felder	Director	July 13, 2011
/s/ Myron Z. Holubiak* Myron Z. Holubiak	Director	July 13, 2011
/s/ Thomas Rowland* Thomas Rowland	Director	July 13, 2011
*By: /s/ David J. Barrett David J. Barrett Attorney-in-Fact

S-1